March 12, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Double Crown Resources, Inc. Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2011 Filed November 14, 2012 Correspondence submitted March 5, 2013 File No. 000-53389

To Whom It May Concern:

On behalf of Double Crown Resources, Inc,., a Nevada corporation (the “Company”), we submit the following response regarding our telephone conference on March 12, 2013 and numerical comment no. 1 contained in the Securities and Exchange Commission letter dated March 5, 2013 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended December 31, 2011 (the “2011 Annual Report”). In accordance with the telephone conference, it is management's understanding that no further amendments are required to its prior filings. Therefore, the response below will be the response disclosed in the filing of the Company's upcoming annual report on Form 10-K for fiscal year ended December 31, 2012 ("2012 Annual Report"). The response may contain further factual information as to current status of litigation, which will be provided by our litigation counsel.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplemental Data, page 32

Note 9 - Disputed Liabilities, page F-15

1.
In accordance with the staff's comments, please be advised that the following revised paragraph will be disclosed in the 2012 Annual Report:

On November 23, 2011, a complaint was filed in the Supreme Court of British Columbia, File No. S-115321, by Falco Investments, Inc. ("Falco") naming us as a defendant (the "Complaint"). In theComplaint, Falco alleges that we owe $690,587.77 as compensation for corporate work performed by Falco through June 30, 2011.

Securities and Exchange Commission
Page Two
March 12, 2013

We have responded in our answer and stated that we do not owe the $690,587.77 for such servicesallegedly performed by Falco since there was no written contract between us and Falco. We havecounterclaimed and named the former president/chief executive officer, Dr. Stewart Jackson and Donald Rutledge and Leslie Rutledge as defendants. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Double Crown Resources Inc.

By:	/s/Jerry Drew _______________________________________ Jerry Drew, President/CEO

DOUBLE CROWN RESOURCES, INC. (OTCBB:  DDCC)
2312 N. Green Valley Parkway, Suite 1026 Henderson, Nevada 89014 Email: Info@doublecrownresources.com	Telephone: (707) 961-6016 Facsimile Transmission: (707) 961-2066 Website: www.doublecrownresources.com